Issuer Free Writing Prospectus filed pursuant to Rule 433
supplementing the Preliminary Prospectus Supplement dated
January 12, 2017 and the Prospectus dated November 8, 2016
Registration No. 333-214510

WPC Eurobond B.V.

€500,000,000 2.25% Senior Notes due 2024

Issuer:	WPC Eurobond B.V.

Guarantor:	W.P. Carey Inc.

Offering Format:	SEC Registered

Security Type:	Senior Unsecured Fixed Rate Notes

Aggregate Principal Amount:	€500,000,000

Stated Maturity Date:	July 19, 2024

Coupon:	2.25% per year

Public Offering Price:	99.448%, plus accrued and unpaid interest, if any, from the Settlement Date

Mid-Swap Yield:	0.382%

Spread to Mid-Swap Yield:	+195 basis points

Benchmark Government Security:	DBR 1.0% due August 15, 2024

Benchmark Government Security Price and Yield:	108.17% / -0.075%

Spread to Benchmark Government Security:	+240.7 basis points

Yield to Maturity (annual):	2.332%

Interest Payment Dates:	July 19 of each year, commencing July 19, 2017 (short first coupon).

Day Count Convention:	Actual/Actual (ICMA)

Optional Redemption:

At any time prior to May 19, 2024 (i.e., two months prior to the Stated Maturity Date), make-whole call based on the Comparable Government Bond Rate plus 35 basis points; if redeemed on or after May 19, 2024 (i.e., two months prior to the Stated Maturity Date), at 100% of the aggregate principal amount of the Notes to be redeemed; plus, in each case, accrued and unpaid interest, if any, on the principal amount of the notes to be redeemed to, but not including, such redemption date.

Listing:	The Issuer intends to list the notes on the Global Exchange Market of the Irish Stock Exchange.

Joint Book-Running Managers:	J.P. Morgan Securities plc

Merrill Lynch International

Wells Fargo Securities International Limited

Senior Co-Manager:	Stifel, Nicolaus Europe Limited

Co-Managers:	PNC Capital Markets LLC

Capital One Securities, Inc.

U.S. Bancorp Investments, Inc.

Bank of Montreal, London Branch

ISIN/Common Code/CUSIP:	XS1533928971 / 153392897 / 92940N AA7

Denominations:	€100,000 x €1,000

Trade Date:	January 12, 2017

Settlement Date; Settlement and Trading:	January 19, 2017, through the facilities of Euroclear Bank S.A/N.V., as operator of the Euroclear System, and Clearstream Banking, S.A.

Expected Ratings:	Baa2 (Stable) by Moody’s Investors Service, Inc. and BBB (Stable) by Standard & Poor’s*

Terms used herein but not defined shall have the respective meanings as set forth in the Issuer’s preliminary prospectus supplement dated January 12, 2017.

The Issuer and the Guarantor have filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents that the Issuer and the Guarantor have filed with the SEC, including the prospectus supplement relating to the notes, for more complete information about the issuer and this offering.  You may get these documents for free by visiting the SEC Web site at www.sec.gov.  Alternatively, the Issuer, the Guarantor any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement relating to the notes if you request it by contacting J.P. Morgan Securities plc collect at +44-207—134-2468, Merrill Lynch International collect at +44-207-995-3966 and Wells Fargo Securities International Limited collect at +44-207-149-8481.

* A securities rating is not a recommendation to buy, sell or hold securities. Ratings may be subject to revision or withdrawal at any time. Each securities rating should be evaluated independently of any other security rating.